Exhibit 99.1

Date: March 04, 2013

510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Alda Pharmaceuticals Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:

Meeting Type :                                                                Annual General Meeting

Record Date for Notice of Meeting :                               March 22, 2013

Record Date for Voting (if applicable) :                            March 22, 2013

Beneficial Ownership Determination Date :                     March 22, 2013

Meeting Date :                                                                April 26, 2013

Meeting Location (if available) :                                       TBA

Issuer sending proxy related materials directly to NOBO:  Yes

Issuer paying for delivery to OBO:                                      No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders                                          No

Beneficial Holders Stratification Criteria:

Number of shares greater than:                              n/a

Holder Consent Type(s):                                         n/a

Holder Provinces-Territories:                                  n/a

NAA for Registered Holders                                   No

Registered Holders Stratification Criteria:

Number of shares greater than:                  n/a

Holder Provinces-Territories:                      n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	01407W205	CA01407W2058

Sincerely,

Computershare

Agent for Alda Pharmaceuticals Corp.